

December 8, 2010

Via U.S. Mail and Facsimile 852-2868-4483

Tommy Siu Lun Fork, Chief Financial Officer
Ninetowns Internet Technology Group Company Limited
22nd Floor, Building No. 1, Capital A Partners
No. 20 Gong Ti East Road
Chaoyang District Beijing 100020, China

> **Re: Ninetowns Internet Technology Group Company Limited**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 000-51025**

Dear Mr. Fork:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure under Item 7.B regarding your related party transactions. Please tell us whether you considered including disclosure in your document describing how the Enterprise Income Tax Law's rules regarding transfer pricing may possibly affect those related party transactions.

Item 4. Information on the Company

A. History and development of the Company, page 29

2.   You state in your risk factor disclosure on page five that you are in the process of expanding your business focus from the development of software products and the provision of software development services to other potential business ventures. You go

on to explain that such expansion shall include selective investment and acquisition opportunities in industries such as real estate, consumer goods, healthcare and retail businesses. Given that you anticipate that a material portion of your net revenue in the future will be derived from these expanded operations, please tell us whether you considered providing a more detailed description of your anticipated business strategy including quantitative disclosure regarding any material anticipated capital expenditures related to such strategy. See Item 4.A of Form 20-F.

Item 19. Exhibits

Exhibits 12.1 and 12.2

3.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In subsequent filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Legal Branch Chief